NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the common stock ('Common Stock') of Aegean Marine Petroleum Network, Inc. (the 'Company') from listing and registration on the Exchange on December 3, 2018, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Units are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') based on the Company's November 6, 2018 announcement that Aegean Marine Petroleum Network, Inc. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy court for the Southern District of New York. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed'. The Exchange, on November 6, 2018, determined that the Common Stock of the Company should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and letter on November 6, 2018. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on November 6, 2018. Trading in the Common Stock was suspended immediately. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.